Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – April 14, 2008

PRECISION DRILLING TRUST
ANNOUNCES THE APPOINTMENT OF JOANNE ALEXANDER AS
VICE PRESIDENT & GENERAL COUNSEL

Kevin Neveu, Chief Executive Officer of Precision Drilling Corporation (“Precision”), Administrator of Precision Drilling Trust, today announced the appointment of Joanne Alexander as Vice President & General Counsel of Precision.

Ms. Alexander most recently served as General Counsel with Marathon Oil Canada.  Prior to Marathon, she served as Vice President, General Counsel and Corporate Secretary for Western Oil Sands Inc., which was acquired by Marathon in 2007.

Ms. Alexander has over 17 years of experience in the oil and gas sector and has held executive leadership positions in both legal and non-legal roles.  During her career, she has worked in Calgary, Denver, London and Moscow.

A graduate of the University of Saskatchewan, Ms. Alexander holds a Bachelor of Laws degree and a Bachelor of Commerce degree, each with distinction.  She is a member of the Bar in Alberta and in Colorado and is also a Director and past-President of the Canadian Petroleum Law Foundation.

"Joanne is an excellent addition to the Precision executive team," Kevin Neveu said. "Her in-depth upstream perspective combined with international M&A experience will be very valuable as Precision executes its growth strategy."

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403.716.4500, Fax 403.264.0251; website: www.precisiondrilling.com.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com